[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]

January 30, 2012

Katherine Hsu, Esq.
Office Chief
Division of Corporation Finance
Office of Structural Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Banc of America Merrill Lynch Commercial Mortgage Inc. Registration Statement on Form S-3 File No. 333-177707

Dear Ms. Hsu:

We are counsel to Banc of America Merrill Lynch Commercial Mortgage Inc. (the “Depositor”).  The Depositor understands that the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) has reviewed Pre-Effective Amendment No. 2 (filed January 12, 2012) to the captioned registration statement and does not anticipate having any further comments to such registration statement.  Accordingly, the Depositor has now filed Pre-Effective Amendment No. 3 for the purpose of reflecting the final amount to be registered under such registration statement and the associated filing fees.  Enclosed herewith are two copies of such filing, which have been marked to show changes since the previous filing.  Although the forms of prospectus supplement and base prospectus are included for completeness, we note for your convenience that in light of the purpose of the amendment the only changes are to the cover page, fee table and associated footnotes and to the expense estimate in Part II.

We note that the Depositor intends to request acceleration in the next day or two, and that the acknowledgements requested in the Staff’s prior comments will be included in the Depositor’s acceleration request.  Any questions concerning Pre-Effective Amendment No. 3 or otherwise concerning the registration statement may be directed to the undersigned at (704) 348-5149.

Sincerely,

/s/ Henry A. LaBrun

Henry A. LaBrun

cc:	Hughes Bates David S. Fallick W. Todd Stillerman